Exhibit (a)(3)

April 21, 2005



TO:          UNIT HOLDERS OF CONSOLIDATED RESOURCES HEALTH CARE FUND II

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") MPF - NY 2005, LLC; MPF Acquisition Co 3, LLC; Moraga Gold, LLC; MPF DeWaay Fund 2, LLC; MPF Income Fund 22, LLC; MP Value Fund 8, LLC; MPF Special Fund 8, LLC; and MacKenzie Patterson Fuller, Inc. (collectively the "Purchasers") are offering to purchase up to 15,000 Units of limited partnership interest (the "Units") in CONSOLIDATED RESOURCES HEALTH CARE FUND II (the "Partnership") at a purchase price equal to:

                                  $150 per Unit

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in CONSOLIDATED RESOURCES HEALTH CARE FUND II without the usual transaction costs associated with market sales or partnership transfer fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax a duly completed and executed copy of the Letter of Transmittal (printed on yellow paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                        MacKenzie Patterson Fuller, Inc.
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119


If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) May 30, 2005